EXHIBIT 99.1

HEXO Corp Announces US$20.0 Million Registered Direct Offering

OTTAWA, Jan. 17, 2020 (GLOBE NEWSWIRE) -- HEXO Corp (“HEXO” or the “Company”) (TSX: HEXO; NYSE: HEXO) today announced it has entered into a definitive agreement with institutional investors for the purchase and sale of 11,976,048 common shares at an offering price of US$1.67 per share for gross proceeds of US$20.0 million before deducting fees and other estimated offering expenses, pursuant to a registered direct offering (the “Offering”). The Company has also agreed to issue to the investors common share purchase warrants to purchase 5,988,024 common shares of the Company. The warrants will have a five year-term and an exercise price of US$2.45 per share.

The Company expects to use the net proceeds from the Offering for working capital and other general corporate purposes, including funding the Company’s research and development to further advance the Company’s innovation strategies. The Offering is expected to close on or about January 22, 2020, subject to the satisfaction of customary closing conditions, including, but not limited to, the listing of the common shares on the Toronto Stock Exchange and the New York Stock Exchange and any required approvals of each exchange.

A.G.P./Alliance Global Partners is acting as sole placement agent for the Offering.

The Offering is being made in the United States only under the Company’s amended and restated short form base shelf prospectus dated December 14, 2018 (the “Base Shelf Prospectus”), filed with the securities regulatory authorities in each of the provinces and territories of Canada, and the corresponding registration statement on Form F-10 (the “Registration Statement”) filed by the Company with the U.S. Securities and Exchange Commission (“SEC”) under the U.S./Canada Multijurisdictional Disclosure System (“MJDS”). The Company will file a prospectus supplement (the “Supplement”) to the Base Shelf Prospectus on a non-offering basis with applicable securities regulatory authorities in Canada. The Supplement will also be filed with the SEC as part of the Registration Statement under the MJDS. Copies of the Supplement and the Base Shelf Prospectus will be available on SEDAR at www.sedar.com and copies of the Supplement and the Registration Statement will be available on EDGAR at www.sec.gov.

Copies of the Supplement, the Base Shelf Prospectus and the Registration Statement may also be obtained from A.G.P./Alliance Global Partners, 590 Madison Avenue, 36th Floor, New York, NY 10022 or via telephone at 212-624-2060 or email: prospectus@allianceg.com.

No securities regulatory authority has either approved or disapproved of the contents of this press release. This press release is for information purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About HEXO

HEXO Corp is an award-winning consumer packaged goods cannabis company that creates and distributes innovative products to serve the global cannabis market. Through its hub and spoke business strategy, HEXO is partnering with Fortune 500 companies, bringing its brand value, cannabinoid isolation technology, licensed infrastructure and regulatory expertise to established companies, leveraging their distribution networks and capacity. As one of the largest licensed cannabis companies in Canada, HEXO operates facilities in Ontario and Quebec. The Company is also expanding internationally and has a foothold in Greece to establish a Eurozone processing, production and distribution centre. The Company serves the Canadian adult-use markets under its HEXO Cannabis, Up Cannabis and Original Stash brands, and the medical market under HEXO medical cannabis. For more information please visit hexocorp.com.

Forward-Looking Statements

This press release contains forward-looking information and forward-looking statements within the meaning of applicable securities laws (“forward-looking statements”) including statements regarding the Offering and its terms, timing, potential completion and the use of proceeds of the Offering as well as statements regarding the Company’s future business plans. Forward-looking statements are based on certain expectations and assumptions and are subject to known and unknown risks and uncertainties and other factors that could cause actual events, results, performance and achievements to differ materially from those anticipated in these forward-looking statements, including that the Offering may not be completed on the terms indicated or at all, the Company may be unsuccessful in satisfying the conditions to closing of the Offering and the Company’s use of proceeds of the Offering may differ from those indicated. Forward-looking statements should not be read as guarantees of future performance or results. A more complete discussion of the risks and uncertainties facing the Company appears in the Base Shelf Prospectus and the Registration Statement and the Company’s most recent Annual Information Form and other continuous disclosure filings incorporated by reference in the Base Shelf Prospectus and the Registration Statement, which are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements as a result of new information or future events, or for any other reason.

Investor Relations:
Jennifer Smith
1-866-438-8429
invest@hexo.com
www.hexocorp.com

Media Relations:
(819) 317-0526
media@hexo.com